
February 5, 2015

Via E-mail
Ms. Sheila M. Anderson
Chief Financial Officer
Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

      Re: Daktronics, Inc.
              Form 10-K
              Filed June 12, 2014
              File No. 0-23246

Dear Ms. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended April 26, 2014

Management's Discussion and Analysis, page 18

1. We note your disclosure on page 30 that the effective tax rate for the fourth quarter of fiscal 2014 was 74.3% compared to an effective tax rate of 22.9% for the year ago period, the increase due primarily to "a one-time $2.3 valuation allowance against our equity in investments booked" in that quarter. It does not appear this valuation allowance is adequately explained in your document. Given the material impact of this item on your fourth quarter and annual net income, please tell us and revise future filings in MD&A or in the tax footnote to significantly expand your explanation of the underlying factors that resulted in you recording the $2.3 million valuation allowance. Please refer to ASC 740-10-50-12. A discussion by specific jurisdiction/geography and a thorough analysis of the quantitative and qualitative information of the material positive and negative factors that you considered when arriving at your conclusion about the realizability of your deferred

tax assets appears warranted under these circumstances. Please refer to ASC 740-10-30-16 through 30-25 for guidance. Also please tell us whether an impairment loss was recorded on the related equity investments. If not, please tell us why not. Refer to ASC 320-10-35 beginning with paragraph 17 thereunder.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 13

Base Salary, page 15

2. We note the significant increases in the base salaries of Mr. Reece Kurtenbach, Ms. Sheila Anderson and Mr. Bradley Wiemann in the summary compensation table. In future filings, please clearly explain the reasons for any large salary increases, including the 2014 salary increases, and the factors used to determine such salary increases awarded to your named executive officers. In this regard, please also see our comment six from our January 29, 2010 letter requesting enhanced disclosure about adjustments to base salaries.

Equity-Based Compensation Program, page 16

3. We note disclosure that for 2014, the valuation of equity grants is approximately $2.3 million. In future filings, please clearly disclose whether this pool includes all of your employees, including the named executive officers, or just your named executive officers. We also note disclosure that the equity allocation among named executive officers is based on historical grants, the value of past grants and the company's performance, all of which are subject to various factors disclosed in the section "Role of Compensation Committee, Philosophy and Objectives" on page 14, including individual performance. In future filings, please revise your disclosure to provide a more specific analysis of how the amounts of individual stock options and restricted stock units awarded are determined for each named executive officer, specifying the elements of company and individual performance that are taken into account and clearly explain why your chief executive officer received a substantially larger stock option award in 2014.

Proxy card

4. In future filings, please ensure that the proxy card clearly indicates that shareholders are being asked to vote, on an advisory basis, to approve executive compensation. For additional guidance, please see Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or Pamela Long, Assistant Director, at (202) 551-3765, with any other questions

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief